Cytokinetics, Incorporated
280 East Grand Avenue
South San Francisco, CA 94080
(650) 624-3000
November 30, 2005
VIA FACSIMILE AND EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549
Facsimile: Attention:	(202) 772-9217 Jeffrey Riedler Sonia Barros

Re:	Cytokinetics, Incorporated–Request for Acceleration of Effectiveness of the
Registration Statement on Form S-3 (Commission File No. 333-129786)
Dear Mr. Riedler and Ms. Barros:
     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Cytokinetics, Incorporated (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 11:00 AM, Eastern Time, on December 2, 2005, or at such later time as the Company may request by telephone to the Securities and Exchange Commission (the “Commission”). The Company hereby authorizes each of Michael O’Donnell, Martin Waters and Gavin McCraley of Wilson Sonsini Goodrich & Rosati, P.C., counsel for the Company, to make such request on our behalf.
     In connection with the acceleration request, the Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

November 30, 2005

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions or comments regarding this request for acceleration of effectiveness to Michael O’Donnell, Martin Waters or Gavin McCraley of Wilson Sonsini Goodrich & Rosati, P.C., via facsimile at (650) 493-6811 or by telephone at (650) 493-9300. In addition, please provide a copy of the Commission’s order declaring the Registration Statement effective to Gavin McCraley via facsimile at the above-reference fax number.

Very truly yours, CYTOKINETICS, INCORPORATED

/s/ Sharon Surrey-Barbari
Sharon Surrey-Barbari
Chief Financial Officer

cc:	Michael O’Donnell, Wilson Sonsini Goodrich & Rosati, P.C.
Martin Waters, Wilson Sonsini Goodrich & Rosati, P.C.
Gavin McCraley, Wilson Sonsini Goodrich & Rosati, P.C.